Filed by: Carrols Holdco Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Registration Statement No. 333-230554

Subject Company: Carrols Restaurant Group, Inc. (File No. 001-33174)

Daniel T. Accordino	968 James Street, Syracuse, New York, NY 13203
Chief Executive Officer, President and Chairman of the Board of Directors	(315) 424-0513

April 16, 2019

To the Stockholders of Carrols Restaurant Group, Inc.:

As previously reported, we have entered into a merger agreement to acquire the business of the subsidiaries of Cambridge Franchise Holdings, LLC, which include 166 Burger King® restaurants, 55 Popeyes® restaurants and six gas stations and convenience stores.

In connection with, and immediately prior to, the consummation of the acquisition, we will effect a reorganization of our existing holding company structure. In the reorganization, the current Carrols Restaurant Group, Inc. ("Carrols") will become a wholly owned subsidiary of a new identical holding company, Carrols Holdco Inc. ("NewCRG"), and each share of common stock of Carrols will be converted into one share of identical common stock of NewCRG and each share of Carrols Series B Convertible Preferred Stock will be converted into one share of identical Series B Convertible Preferred Stock of NewCRG. The shares of common stock of NewCRG will be listed on the NASDAQ Global Select Market and will trade under Carrols' existing "TAST" ticker symbol and NewCRG will be renamed "Carrols Restaurant Group, Inc."

Immediately following the reorganization, we will consummate the acquisition.

The enclosed Prospectus relates to the shares of common stock of NewCRG into which shares of common stock of Carrols will be converted, and describes the reorganization and the acquisition in greater detail. We are sending the Prospectus to all stockholders of Carrols of record on April 9, 2019 as well as the related beneficial owners as required by SEC rules.

No stockholder vote is required in connection with these transactions, and you are not required to take any action relating to your existing shares of Carrols.

Although we currently anticipate consummating these transactions when mentioned above, the transactions are subject to satisfaction of a number of conditions precedent and no assurance can be given as to the satisfaction thereof.

We appreciate the support you have shown us over the years as we seek to grow your company.

Sincerely yours,

Daniel T. Accordino
Chief Executive Officer, President and Chairman of the Board of Directors

        Carrols Holdco Inc. filed a registration statement (including the enclosed prospectus) (Registration No. 333-230554) with the Securities and Exchange Commission (the "SEC") for the reorganization to which this communication relates. Before the reorganization, you should read the prospectus in that registration statement and other documents Carrols Restaurant Group, Inc. and Carrols Holdco Inc. have filed with the SEC for more complete information about Carrols Holdco Inc. and the reorganization. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Carrols Restaurant Group, Inc. will arrange to send you an additional copy of the prospectus if you request it by calling 315-424-0513.